Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 19, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp

Draft Registration Statement on Form S-4

Submitted May 10, 2024

CIK No.: 0001973056

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, dated June 7, 2024, relating to the above-captioned Draft Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-4 submitted May 10, 2024

Letter to Bowen Shareholders, page iv

1.	You state here that “[o]n December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to this determination.” However, in your risk factor discussing PCAOB inspections on page 58 you note that “[o]ur auditor is headquartered in Rowland Heights, California” and that “[t]he PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.” Please address the following:

●	clarify whether you are referring to the auditor for Bowen or Qianzhi;
●	clarify whether the auditor was subject to the December 16, 2021 PCAOB determination; and
●	disclose in the letter to shareholders the location of Qianzhi’s auditor’s headquarters.

We have revised the disclosure on page iv of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 2

2.	We note your statement that “Qianzhi faces various risks and uncertainties relating to doing business in China.” Please expand on this statement to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

We have revised the disclosure on page iv of the Registration Statement as requested.

3.	Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

We have revised the disclosure on page iv of the Registration Statement as requested.

4.	As this is a Bowen Acquisition Corp. registration statement, and is being sent to Bowen security holders, please revise references to Qianzhi to refer to the company by name, rather than as “the ‘Company’ or ‘Qianzhi.’”

We have revised the disclosure in the Registration Statement as requested.

5.	Please provide your analysis as to why you are not required to unbundle the changes to your charter which are not specific to special purpose acquisition companies into separate proposals, such as the increase in authorized shares. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement, in accordance with Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations, so that now each proposed change to the charter is unbundled, other than the removal of the non-substantive, non-governance provisions specific to special purpose acquisition companies.

Securities and Exchange Commission July 19, 2024 Page 3

Questions and Answers About the Bowen Shareholder Proposals

Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 10

6.	We note your statement that “[t]he Insiders, Qianzhi and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination.” We also note similar statements in the risk factor captioned “The Sponsors and Bowen’s directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may result it being more likely that we can consummate the Business Combination and reduce the public “float” of our Public Share.” on page 95 and under the caption “Potential Purchases of Public Shares and/or Rights” on page 104. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

We hereby confirm that all purchases will be made in compliance with Question 166.01 of the Compliance and Disclosure Interpretations, Tender Offer Rules and Schedules (the “Interpretation”). In accordance with the Interpretation, the Registration Statement states that (a) all purchases will be at a price no higher than the price offered through the redemption process, (b) any shares so purchased will not be voted in favor of approving the Business Combination, (c) the purchasers have waived their redemption rights with respect to all Bowen Ordinary Shares owned by them, and (d) in connection with any such purchases prior to the extraordinary general meeting, Bowen will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Bowen has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination. We have clarified the language on page 104 of the Registration Statement to conform to the above. Accordingly, we respectfully submit that any such purchases will comply with Rule 14e-5 under the Exchange Act.

7.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption scenario in your sensitivity table.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 4

8.	It appears that underwriting fees, including the $2,415,000 business combination marketing agreement fee payable to the IPO Underwriter, remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

We have revised the disclosure on pages 9 and 10 of the Registration Statement as requested.

By what date must Bowen complete a business combination?, page 11

9.	Please revise to provide the applicable dates.

We have revised the disclosure on pages 11 and 154 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus, page 21

10.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have revised the disclosure on page 35 of the Registration Statement as requested.

11.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

We have revised the disclosure on page 35 and 36 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 5

Summary of the Proxy Statement/Prospectus

Parties to the Business Combination

Organizational Structure of NewCo and Qianzhi, page 22

12.	We note your description of the Reorganization that was completed on November 23, 2023. Please explain the business rationale for the Reorganization. Please also revise the “Background of the Business Combination” section to describe the Reorganization and any material events leading up to the completion of the Reorganization.

We have revised the disclosure on pages 22 and 117 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus

Organizational Structure of NewCo and Qianzhi, page 23

13.	Please revise your organizational chart to provide English translations of all information presented. It is not clear what the 21 boxes above Qianzhi Group Holding (Cayman) Limited represent. Please also ensure your revised chart uses both fonts and graphics large enough to be legible.

We have revised the organizational chart on pages 23 and 165 of the Registration Statement as requested. The 21 boxes above Qianzhi Group Holding (Cayman) Limited represent the equity holders of this entity prior to the Business Combination.

Summary Risk Factors, page 35

14.	The summary risk factors are over five pages long. Please revise the summary risk factors to be no more than two pages. Please refer to Item 105(b) of Regulation S-K.

We have revised the summary risk factor section as requested.

Risks Related to Qianzhi’s Business and New Bowen After the Business Combination

Risks Relating to Qianzhi’s Business and Industry

New products and product line extensions may not gain widespread customer acceptance, may be otherwise discontinued, or cause sales of exist, page 44

15.	We note your statement that some of your products have shorter product life spans and depend heavily on your ability to continuously and timely introduce innovative new products to the marketplace. Please expand on this disclosure to briefly explain the specific products or types of products you offer that have shorter product life spans. We also note your reference to “new “white space” categories.” Please briefly explain what “white space” categories are and how they relate to your business.

We have revised the disclosure on pages 47 and 48 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 6

Risks Related to Qianzhi’s Business and New Bowen After the Business Combination

Risks Relating to Qianzhi’s Business and Industry

Our insurance coverage may not be sufficient to cover all risks in relation to our business operations..., page 50

16.	We note your statement that your insurance coverage is insufficient to protect you against most losses. Here or elsewhere in the prospectus, please provide a more detailed description of the types of insurance policies you maintain. Please explain whether you maintain general liability insurance coverage and, if so, whether management believes you maintain adequate insurance coverage for your business. In this regard, we note that this risk factor includes a placeholder for a cross reference to the Business section of the prospectus, but there does not appear to be a description of your insurance coverage there or elsewhere in the prospectus.

We have revised the disclosure on pages 53 and 174 of the Registration Statement as requested.

Risks Relating to Being a Public Company and New Bowen’s Shares

Our issuance of additional shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise..., page 85

17.	We note your statement that you “intend to raise capital through equity financings shortly after the consummation of the Business Combination.” Here or elsewhere in the prospectus, please provide a complete description of your intended equity financings and uses of those proceeds.

We have revised the disclosure on page 88 of the Registration Statement to clarify that other than the PIPE Financing as contemplated by the Business Combination, the Company does not have current plans or intentions to raise additional equity financing.

Vote of Sponsors, Directors and Officers, page 101

18.	We note that “the IPO Underwriter has agreed to waive its redemption rights with respect to the Bowen Representative Shares and Bowen Private Shares held by it.” Please describe any consideration provided in exchange for this agreement to waive its redemption rights.

We have revised the disclosure on pages 104 and 107 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 7

Background of the Business Combination, page 113

19.	We note that you signed non-disclosure agreements with five potential targets. However, you only reviewed detailed financial and business information and conducted preliminary due diligence on four of the potential targets, including Qianzhi. Please clarify why you did not conduct additional due diligence on the fifth potential target.

We have revised the disclosure on page 116 of the Registration Statement as requested.

20.	We note that at the initial meeting between Qianzhi and the Bowen board and management on September 19, 2023, Mr. Zhang disclosed that Qianzhi had tentatively agreed to certain terms for a transaction. Please expand your disclosure to explain how and when such terms were agreed.

We have revised the disclosure on page 117 of the Registration Statement as requested.

21.	Please describe the material terms of the non-binding letter of intent executed on October 17, 2023, including any valuation of Qianzhi. Please provide similar disclosure for the drafts of the Business Combination Agreement exchanged between the parties. Your disclosure should explain how the parties arrived at any valuations included in the draft documentation, including the methodology employed in reaching the valuations.

We have revised the disclosure on page 117 of the Registration Statement as requested.

22.	In general, please significantly expand the disclosure in this section and clarify how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction, such as the calculation of the proposed merger consideration and the earnout provision.

We have revised the disclosure on pages 117 and 118 of the Registration Statement as requested.

23.	Please revise your disclosure in this section to note:

●	whether there were any discussions with Qianzhi about the potential loss of clients in the near future or other events that may materially affect Qianzhi’s prospects or its financial projections for future performance of the business;
●	any discussions relating to the assumptions underlying Qianzhi’s financial projections;

Securities and Exchange Commission July 19, 2024 Page 8

●	any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes; and
●	any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.

We have revised the disclosure on page 118 of the Registration Statement as requested.

Opinion of Newbridge Securities, Fairness Opinion Provider, page 118

24.	The Comparable Public Company analysis is stated to be an analysis of similar companies to Qianzhi. The companies selected all have high market capitalization, an extensive history of operations and recent annual net sales between $5 billion and $82 billion. Please disclose the basis for evaluating the financial performance and trading multiples of these companies as an indicator of the value of Qianzhi. Please provide a discussion of the differences between Qianzhi and the companies selected and the impact on the usefulness of the analysis.

We have revised the disclosure on page 122 of the Registration Statement as requested.

25.	Please discuss the limitations of the Comparable Precedent M&A Transaction Analysis, considering the nature of the transactions used. For example, the result is heavily impacted by transactions involving much larger companies with multiple billions in annual net sales. Discuss the differences between Qianzhi and these companies and the impact on the usefulness of the analysis.

We have revised the disclosure on page 123 of the Registration Statement as requested.

26.	If true, please note that the Newbridge fairness opinion addressed fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

We have revised the disclosure on page 124 of the Registration Statement as requested.

27.	Please address whether or not Newbridge took the Earnout Consideration into consideration when issuing its Fairness Opinion. In this regard, we note that the valuation ranges disclosed are $85.8M and $101.8M. You note that “[t]he Merger Consideration to be paid by Bowen of $75.0M is below the midpoint of the valuation ranges of the financial analyses described above.” However, the $75.0M appears to be based solely on the 7,246,377 Merger Shares valued at $10.35 per share and excludes the additional 1,400,000 Earnout Shares that form a component of the total Merger Consideration.

We have revised the disclosure on page 124 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 9

Opinion of Newbridge Securities, Fairness Opinion Provider

Comparable Public Company Analysis, page 119

28.	We note your disclosure regarding the selection criteria used by Newbridge for the comparable public companies and the comparable precedent M&A transactions. Please state whether, and if so, why, Newbridge excluded any companies or transactions meeting any the respective selection criteria from the analyses.

We have revised the disclosure on page 123 of the Registration Statement as requested.

Opinion of Newbridge Securities, Fairness Opinion Provider

Financial Analyses, page 119

29.	We note your statement that “Newbridge employed various methods to analyze the range of values of Qianzhi.” Please clarify if Newbridge performed any other financial analyses other than the Comparable Public Company Analysis and the Comparable Precedent M&A Transaction Analysis. In this regard, we note that Newbridge reviewed a financial model of Qianzhi with historical and future financial projections but did not appear to conduct a discounted cash flow analysis.

We have revised the disclosure on page 122 of the Registration Statement as requested.

Certain Unaudited Prospective Financial Information of Qianzhi, page 123

30.	Please clarify the fiscal year-ends represented in the projected financial metrics, e.g. whether “2024E” refers to the fiscal year-ending March 31, 2024.

In response to the Staff’s comment, we have revised the table of projected financial metrics on page 126 of the Registration Statement to clarify that the references are to the fiscal years ending March 31 as requested.

31.	Please disclose whether the projected financial metrics still reflect the view of Qianzhi management. For example, we note projected revenue of $16.4 million for 2024, and the historical financial statements only report $5 million for the nine months ending December 31, 2023. Provide disclosure of this fact and explain the impact on the usefulness of the projections.

We have revised the disclosure on page 124 of the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 10

32.	Provide a detailed explanation of the basis for the annual revenue growth rates of 71% to 101% used for 2025 through 2028 in these projections. Explain the basis for assuming Qianzhi’s customer base increases steadily. Address the reasonableness of this assumption given revenue decreased in the nine months ended December 31, 2023, compared to the comparable period in the prior year. Explain the resulting limitations on the usefulness of the projections.

We have revised the disclosure on page 124 of the Registration Statement as requested.

33.	Please clarify your disclosure referencing Qianzhi that “all of its products are in the mature stage, which is characterized by stable sales rate and market share.” We note decreases in sales of ozone sterilization products, hypochlorite disinfection products, cosmetic products and other products are due to decreases in customer demand, as discussed on pages 197 and 198.

In response to Staff’s comment, Qianzhi has revised the discussion on page 128 of the Registration Statement regarding the assumptions derived from its view that its products are in the mature stage and added disclosure of the factors that impacted its fiscal 2024 operating results which Qianzhi management believes is not inconsistent with its belief that its products are in the mature stage.

34.	Discuss the uncertainties inherent in projecting operating results three to five years out and the limitations on the usefulness of the projections.

We have revised the disclosure on page 124 of the Registration Statement as requested.

35.	Please revise this section and its heading to clarify that you have disclosed all material projections provided by Qianzhi, rather than “certain” projections or the “key elements” of such projections. In addition, please revise the Assumptions and Basis for the Projected Financial Metrics Table to provide all material assumptions used to develop the projections in further detail. Please disclose when Bowen received the projections and whether Bowen or any other party adjusted the figures received from Qianzhi.

With respect to Staff’s request that we revise this section and its heading to clarify that we have disclosed all material projections provided by Qianzhi, we have revised the disclosure on page 126 of the Registration Statement as requested. With respect to Staff’s request that we revise the Assumptions and Basis for the Projected Financial Metrics Table, we have revised the disclosure on page 127 of the Registration Statement as requested. In addition, with respect to the last sentence of Staff’s comment, we have revised the disclosure on page 125 of the Registration Statement as requested.

36.	We note your reference to “Earnings Before Interest and Taxes (EBIT) and Net Operating Profits Less Adjusted Taxes.” These non-GAAP financial measures do not appear to be presented in the projections. Please revise your disclosure or clarify.

In response to the Staff’s comment, we have revised the disclosure on page 126 of the Registration Statement to remove these non-GAAP financial measures as requested.

Securities and Exchange Commission July 19, 2024 Page 11

37.	Operating Income and Net Income as a percentage of Revenue appear to be constant in each of the five years presented. Please disclose any assumptions regarding your margins and if the assumed margins are based on and consistent with the corresponding figures from your historical financial statements.

We have revised the disclosure on page 127 of the Registration Statement as requested to include additional information concerning the assumptions of Qianzhi’s margins. As indicated, the assumptions underlying Qianzhi’s margins are based in part on historical results of operations as well as the other assumptions described in this section of the Registration Statement.

Satisfaction of 80% Test, page 126

38.	Please revise to further clarify how the Board determined that the 80% test was met based on the financial analysis alone. Clarify the references here and throughout the document where the Board considered the transaction to be at “arm’s length” and in the best interest of “Bowen and its shareholders” where the Board members are affiliated shareholders with interests that conflict with the public shareholders. Finally, clarify whether the charter and/or the IPO prospectus granted the Board the ability to base the satisfaction of the 80% test in part on qualitative factors the Board references here, and if not, whether the Board also felt qualitative factors need be referenced to support their decision.

With respect to the first part of the Staff’s comment, we respectfully disagree with the Staff’s belief that the transaction was not negotiated on an arm’s length basis. The Bowen Board members have no relationship with Qianzhi in any way and they have no interest in Qianzhi that would cause the negotiation of the Business Combination Agreement to be anything other than on an arm’s length basis. The fact that they may have different interests than public shareholders does not give rise to the transaction not being negotiated on an arm’s length basis. Those interests are simply different interests than those of public shareholders and such differences are clearly disclosed throughout the Registration Statement. Accordingly, we continue to believe the transaction was negotiated on an arm’s length basis. Notwithstanding the foregoing, we have revised the disclosure on pages 29, 120 and 129 to remove the reference to the transaction being negotiated on an arm’s length basis as requested.

We have revised the disclosure on page 129 of the Registration Statement to remove any reference to the Bowen Board utilizing qualitative factors in determining whether Qianzhi met the 80% fair market value test. The Bowen Board only utilized quantitative factors in making this determination.

Securities and Exchange Commission July 19, 2024 Page 12

Unaudited Pro Forma Financial Statements , page 139

39.	We note Qianzhi’s fiscal year end is March 31 and the unaudited financial statements for the nine months ended December 31, 2023 were included in this filing. Please revise and disclose how Qianzhi’s statement of operations for the twelve months ended December 31, 2023 was derived. Refer to Rule 11-02(c)(3) of Regulation S-X.

We have updated Qianzhi’s financial statements for the year ended March 31, 2024 on page 143 of the Registration Statement. Please be advised that Bowen’s results for its twelve months ended March 31, 2024 are derived by adding the results of the three months ended March 31, 2024 to its statement of operations for the year ended December 31, 2023, and subtracting the results of the three months ended March 31, 2023.

40.	Please present the pro forma shares of the combined Company common stock issued and outstanding immediately after the Merger on an issued and outstanding basis under the four redemption scenarios.

We have revised the disclosure on page 141 of the Registration Statement as requested.

41.	Please expand the Description of the Business Combination section to provide the computation of the Merger Consideration Value. With respect to the Earn-out shares, disclose the proposed accounting for such shares and clarify why such shares are not reflected in your pro forma financial statements.

We have revised disclosure on page 141 of the Registration Statement as requested. The Earnout Shares will be issued if and to the extent certain net income milestones are achieved by New Bowen and its subsidiaries during the fiscal years ended March 31, 2025 and 2026. We respectfully advise the Staff that contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued and basic EPS should not be restated for changed circumstances. Therefore, the Earnout Shares were not included in basic pro forma shares outstanding.

42.	With reference to the Net Tangible Assets condition disclosed on page 25, we note that the Company will have net tangible assets less than $5,000,001 in the maximum redemption scenario. Please address such scenario in Description of Business. We note your disclosure on page 41.

We have revised the disclosure on pages 44 and 141 of the Registration Statement as requested.

43.	You disclosed on page 137 that Bowen may enter into a PIPE Subscription Agreement (“PIPE Financing”). Please address the need to provide additional pro forma information that addresses scenarios under which you do not enter into a PIPE Subscription Agreement. Refer to Rule 11-02(a)(10) of Regulation S-X.

We have revised the disclosure on page 142 of the Registration Statement following the unaudited pro forma condensed combined balance sheet to include the requested information.

Securities and Exchange Commission July 19, 2024 Page 13

44.	With reference to Note 3(4), please disclose how you determined the value of 7,246,377 ordinary shares is $49,276.

We have revised the unaudited pro forma condensed combined balance sheet on page 142 of the Registration Statement, splitting the conversion of 7,246,377 shares into two lines: Note 3(4) reflects the elimination of 50,000 NewCo Ordinary Shares, par value $1.00; and Note 3(5) reflects conversion of NewCo Ordinary Shares to 7,246,377 ordinary shares, par value $0.0001.

45.	Note 3(6) reflects the payment of transaction expenses. We further note that your pro forma unaudited balance sheet offset the payment by increasing additional paid in capital. Please expand your note to explain these adjustments.

We have revised the disclosure of Note 3(7) on page 145 of the Registration Statement. As part of the Business Combination, payment of $3.563 million will offset to additional-paid-in capital in Scenario 1 through 3. However, in Scenario 4, payment of $3.563 million will decrease retained earnings as additional-paid-in capital is less than the amount.

46.	With reference to Note (4), disclose the number of securities that were not included in the computation of diluted net loss per share because to do so would have been antidilutive.

We have revised the disclosure in Note 4 on page 145 of the Registration Statement as requested.

Certain Material United States Federal Income Tax Considerations, page 143

47.	We note references in various places in the prospectus to “certain” material tax considerations. Please delete the word “certain” or revise to include all material tax considerations. Please refer to Section III.C.1 of Staff Legal Bulletin 19.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission July 19, 2024 Page 14

Material U.S. Federal Income Tax Effects of the Business Combination, page 146

48.	We note your statements here that “Holders of Bowen Ordinary Shares (whether or not U.S. Holders, and, in each case, as described below, whether or not Bowen or New Bowen are treated as a PFIC for U.S. federal income tax purposes or the Merger qualifies as a Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Merger” and that “[i]f the Business Combination does not qualify as a “reorganization” within the meaning of Section 368 of the Code, the Company shareholders may recognize gain or loss for U.S. federal income tax purposes.” On page 16, you note that “Public Shareholders will retain their Public Shares and will not receive any additional Public Shares or other consideration in the Merger” and “there will be no material U.S. federal income tax consequences as a result of the Merger to the current holders of Public Shares, regardless of whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.”

Please clarify if the tax treatment of Holders of Bowen Ordinary Shares depends on whether or not the merger qualifies as a “reorganization” under Section 368(a). If the tax treatment of the Holders of Bowen Ordinary shares depends on whether the merger qualifies as a “reorganization,” please revise to file an opinion of counsel regarding this and any material federal tax consequences of the Merger. In doing so, revise to remove any uncertainties from the disclosure of the opinion. Please refer to Section III. of Staff Legal Bulletin 19 for additional guidance.

In response to the Staff’s comment, we have revised the disclosure on pages 16 and 149 of the Registration Statement as requested to clarify that the tax treatment of holders of Bowen Ordinary Shares does not depend on whether or not the merger qualifies as a “reorganization” under Section 368(a) of the Code. We respectfully submit that, based on the above and the grounds set forth below, in light of the Staff’s comment and pursuant to Staff Legal Bulletin No. 19 (“Bulletin 19”), a tax opinion of counsel is not required to be filed as an exhibit to the Registration Statement.

Section III.A.2 of Bulletin 19 provides that a tax opinion generally is required with respect to a merger or exchange transaction if “the registrant represents that the transaction is tax-free,” but that no opinion is generally required if “a registrant represents that an exchange offer or merger is a taxable transaction.” The tax discussion in the Registration Statement, however, does not contain any representation by the registrant as to the tax treatment of the Merger, which would not affect holders of Bowen Ordinary Shares in any event. While the discussion does indicate that the parties intend for the transaction to qualify as a tax-free reorganization, no assurance is given that this will be the case.

The Registration Statement expressly provides that:

“No ruling has been requested, nor is one intended to be requested, from the IRS as to the U.S. federal income tax consequences of the Business Combination. Due to the legal and factual uncertainties described above, it is unclear whether the Business Combination will qualify as a reorganization.”

Because the Registration Statement as currently drafted does not contain a representation as to the qualification of the Business Combination for tax-free treatment, we respectfully submit that no tax opinion is required to be filed.

Securities and Exchange Commission July 19, 2024 Page 15

Information About Bowen

Offering Proceeds Held in Trust, page 150

49.	We note that the funds in your Trust Account “are invested in U.S. treasuries or United States bonds having a maturity of 185 days or less or money market funds meeting the applicable conditions of Rule 2a-7 under the Investment Company Act of 1940, as amended.” Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any rights, which would expire worthless.

We have revised the disclosure on page 101 of the Registration Statement as requested.

Information About NewCo and Qianzhi, page 159

50.	We note your statement that you believe that your “ozonated disinfectants are safer, more environmentally friendly and more efficient, as compared to traditional alcohol, chlorine or phenol-based disinfectants.” Please provided the basis for this belief or otherwise explain the ways in which your products are safer, more environmentally friendly and more efficient than traditional disinfectants.

We have revised the disclosure on page 162 of the Registration Statement as requested.

51.	We note your statement that you have “established strategic relationships with a number of well-recognized organizations and research institutions in China and abroad to jointly develop new products and promote new technologies.” Please disclose the material terms of these agreements and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement at page 163 to clarify that the business relationships referenced in Staff’s comment are not relationships established through material contracts. In making this determination, Qianzhi has assessed the terms of the agreements giving rise to these business relationships and believes that these agreements are not material contracts within the meaning of Item 601(b)(10) of Regulations S-K. Accordingly, the disclosure in this section of the Registration Statement has been revised to indicate that such relationships are not “strategic” and are more consistent with agreements that businesses such as Qianzhi enter into in the ordinary course of its business.

Securities and Exchange Commission July 19, 2024 Page 16

Qianzhi hereby advises the Staff that generally, each of the contracts were entered into in the ordinary course of business and do not fall within any of the stated exceptions set forth in Item 601(b)(10)(ii). More specifically, these agreements refer to business contracts with third parties providing services in the nature of project consulting pursuant to which Qianzhi receives the benefit of the advice and expertise of the counterparties to such contracts. Further, such agreements are generally for a fixed term and can be terminated based on customary commercial reasons. In addition, none of these agreements provide for exclusivity or otherwise result in Qianzhi transferring valuable intellectual property rights to such counterparties. While Qianzhi values its relationships with each of these counterparties, it believes that it could contract with other reputable entities that provide similar such services without incurring unreasonable expense or delay. Therefore, Qianzhi respectfully submits that it is not required to file such agreements as material contracts. For the foregoing reasons, Qianzhi respectfully requests the Staff’s concurrence with its analysis that these contracts are all contracts entered into in the ordinary course of its business, and that in each instance, if Qianzhi were to decide to replace one or more of these counterparties, it could do so without incurring a material adverse impact on its business, financial condition or results of operations.

Information About NewCo and Qianzhi

Our Products, page 163

52.	With respect to your graphic on page 163, please clarify who conducted the 7,620+ tests and what was being tested, identify the authoritative agencies that tested and certified your products and provide the basis for your claim that your product achieved more than 99% bactericidal effect. With respect to your graphic on page 164, please clarify what you mean by “rigorous testing.” Finally, with respect to the graphic on page 165, please provide the basis for your claim that your product achieved more than 9.999% bactericidal effect and clarify if this reference is to 99.999%.

In response to Staff’s comment, we have included disclosure on pages 166, 167 and 168 regarding the tests that were performed on the stated products. With respect to the graphic on page 167, the graphic has been revised to replace the claim of “rigorous testing” with “meticulous testing”, which Qianzhi believes is more readily understandable. To respond to Staff’s comment regarding the graphic on page 163, Qianzhi has advised that the basis for the claims is the product testing performed by CAS Testing Technical Services (Guangzhou) Co., Ltd., which performed an array of assessments on the bactericidal effect of these products. To respond to Staff’s comment regarding the graphic on page 165, Qianzhi has advised that the basis for the claim that its product achieved more than 99.999% bactericidal effect is the product testing performed by Hubei Pulyn Standards Technical Services Co., Ltd.

Securities and Exchange Commission July 19, 2024 Page 17

Information About NewCo and Qianzhi

Facilities, page 169

53.	We note your disclosure of leases for your principal administrative office and certain production facilities. Please file the lease agreements for these properties as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K or tell us why you are not required to do so.

In response to the Staff’s comment, we have filed the four lease agreements discussed on pages 172 and 173 of the Registration Statement as Exhibits 10.11, 10.12, 10.13 and 10.14 to the Amended Registration Statement. See page II-1 of Amendment No. 1 to the Registration Statement filed on the date of this letter.

Information About NewCo and Qianzhi

Intellectual Property, page 169

54.	Please expand your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted or applied for with respect to each of your 31 patented technologies. Your disclosure should make clear which patents relate to your ozone-based personal care products, cosmetic products and your disinfection products. Please also state the expiration year of each patent held. Please distinguish between owned patents and patents in-licensed from third parties to the extent applicable.

We have revised the disclosure on page 172 of the Registration Statement as requested.

Industry Background and Market Trends, page 171

55.	We note your disclosure here that Frost & Sullivan’s report was commissioned by Qianzhi in February 2024. Please file Frost & Sullivan’s consent as an exhibit to the registration statement. Please refer to Securities Act Rule 436.

As requested by Staff’s comment, the consent of Frost & Sullivan will be filed as an exhibit to the Registration Statement.

Securities and Exchange Commission July 19, 2024 Page 18

Qianzhi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 194

56.	We note your reference here to sales of prepackaged food products representing approximately 26% of total revenue for the nine months ended December 31, 2023. This business line does not appear to be discussed in your Summary, Risk Factors or Business disclosure. Please include applicable disclosure throughout your prospectus or advise.

We have revised the disclosure throughout the Registration Statement as requested. In addition, although sales of prepackaged food products represented approximately 26% of Qianzhi’s total revenue for the nine months ended December 31, 2023, Qianzhi advises that it does not consider sales of prepackaged food products to be a core aspect of its business. Instead, Qianzhi offers its salon customers the ability to purchase prepackaged food and beverages as an ancillary promotional arrangement. Qianzhi advises that many of the salon customers, or the end user clients of the salons are interested and willing to purchase food and beverages at the salon as part of their customer service experience. As such, sales of these prepackaged foods and beverages are solely ancillary to Qianzhi’s core business of manufacturing and selling cosmetics, disinfectants, and ozone-based sterilization products. However, in acknowledgment of Staff’s comment, we have included a disclosure regarding our sales of prepackaged food products throughout the registration statement in relevant locations. See pages 21, 166, 168 and 181 of the Registration Statement.

Qianzhi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Inflation, page 213

57.	You note here that “[i]nflation does not materially affect our business or the results of our operations.” On page 90, you state that “[g]lobal inflation has adversely affected, and may continue to affect, our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge for our products” and that “[a]s a result of inflation, we have experienced and may continue to experience, cost increases.” Please reconcile these statements and clarify if recent inflationary pressures have materially impacted your business. If they have, please identify the specific types of inflationary pressures you are facing, how your business has been affected, and identify any actions you have planned or taken to mitigate inflationary pressures.

We have revised the disclosure on page 93 of the Registration Statement concerning the impact of inflation on the business of Qianzhi to clarify that inflation has not had a material effect on its business or results operations. The revisions and clarifications to this disclosure also serve to reconcile these statements with the statement on page 207 concerning the impact of inflation on Qianzhi’s operations.

Executive Officer and Director Compensation, page 224

58.	Once finalized, please file the forms of employment agreements to be entered into with Dajun Wang and Liangwen Wang as exhibits to the registration statement or explain to us why you are not required to do so. Refer to Item 601(b)(10)(iii) of Regulation S-K.

The Company and Qianzhi acknowledge Staff’s comment and undertake to file the forms of the employment agreements to be entered into with Dajun Wang and Liangwen Wang as exhibits to the Registration Statement once they are finalized.

Securities and Exchange Commission July 19, 2024 Page 19

Certain Relationships and Related Person Transactions, page 226

59.	Please revise this section to provide additional information as required by Item 404 of Regulation S-K, including identifying the related individuals, their relationship to the relevant entity and the dollar value of the transaction. For example, you refer to the Sponsors and Bowen Holdings LP without identifying related parties, and you have not provided amounts to date for loans or compensation. Finally, it is unclear why you have identified the underwriters’ exercise of their overallotment option in this disclosure.

We have revised the disclosure on pages 220, 221, 222 and 223 of the Registration Statement as requested.

Beneficial Ownership of Securities, page 231

60.	Please revise the table and surrounding disclosure to clarify you have disclosed beneficial ownership as required by Item 402 of Regulation S-K. The table should reflect securities over which each named individual directly or indirectly exercises sole or shared voting and/or dispositive power. You can note shares you believe are included in other holdings in the footnotes. We note you have named individuals with beneficial ownership over shares held in the names of entities identified in the table.

We have revised the disclosure in the “Beneficial Ownership of Securities” section as requested.

Qianzhi Group Holding (Cayman Limited and Subsidiaries - Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies , page F-45

61.	In your significant accounting policies and critical accounting policies, you disclosed that inventories are stated at net realizable value, but the disclosures in Note 4 on page F-45 stated that inventories are stated at the lower of cost or net realizable value. Please clarify the discrepancy and revise for consistency throughout the filings.

We have revised the disclosure on page F-10 of the Registration Statement to indicate that inventories are stated at the lower of cost or net realizable value in order to address the above-referenced inconsistency as requested.

Revenue Recognition , page F-47

62.	You determined certain promotional costs paid to the organizer of the Company’s sales campaigns as incremental costs of obtaining a contract. Please tell us whether such costs would have been incurred if the contract had not been obtained. Provide your analysis based on ASC 340-40-25-1 through 25-3.

We have revised the disclosure on page F-12 in Note 2. Summary of Significant Accounting Policies to add the requested analysis of incremental cost as requested.

Securities and Exchange Commission July 19, 2024 Page 20

63.	Please disclose your revenue disaggregation as required by ASC 606-10-50-5.

We have revised the disclosure on page F-12 in Note 2. Summary of Significant Accounting Policies to disclose the revenue disaggregation as requested.

Item 21. Exhibits and Financial Statement Schedules., page II-1

64.	Please include a consent of Simon & Edward, LLP.

As requested by Staff’s comment, the consent of Simon & Edward will be filed as an exhibit to the Registration Statement.

General

65.	We note that Qianzhi is incorporated in and has substantial business operations in the People’s Republic of China, that Bowen is incorporated under the laws of the Cayman Islands, that most of Qianzhi’s senior executive officers and directors reside within China for a significant portion of the time, and that Ms. Gai and Mr. Zhang are Chinese citizens. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether any other person or entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please revise your filing to include risk factor disclosure that addresses how these ties with non U.S. persons could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

The Company advises the Staff that Bowen’s Chairwoman of the Board, Na Gai, and one of Bowen’s directors, Jun Zhang, each of whom is a limited partner of one of Bowen’s Sponsors, are residents of China. As requested, we have revised the disclosure on page 101 of the Registration Statement to disclose such fact and the potential consequences to Bowen shareholders if the Business Combination becomes subject to review by a U.S. government entity such as CFIUS.

* * * * ** * * * *

Securities and Exchange Commission July 19, 2024 Page 21

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Jiangang Luo